Filed Pursuant to Rule 433
Registration Statement No.
333-222047-01
Dated June 1, 2020

Southwest Gas Corporation

$450,000,000 2.200% SENIOR NOTES DUE 2030

Final Term Sheet

June 1, 2020

Issuer:	Southwest Gas Corporation

Title of Securities:	2.200% Senior Notes due 2030

Security Type:	Senior Unsecured Fixed Rate Notes

Ratings[1]:	A3 (negative) by Moody’s Investors Service, Inc. A- (negative) by Standard & Poor’s Ratings Services A (stable) by Fitch Ratings Ltd.

Format:	Registered with the Securities and Exchange Commission

Trade Date:	June 1, 2020

Settlement Date (T+3):	June 4, 2020

Maturity Date:	June 15, 2030

Aggregate Principal Amount Offered:	$450,000,000

Net Proceeds to the Issuer:	$446,508,000 (after underwriting discount)

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Price / Yield:	99-20 / 0.664%

Spread to Benchmark Treasury:	T+155 basis points

Re-offer Yield:	2.214%

Coupon:	2.200% per annum

Price to the Public (Issue Price):	99.874% of the principal amount

Interest Payment Dates:	Semi-annually on June 15 and December 15 of each year, beginning on December 15, 2020

Redemption Provisions:	At any time prior to March 15, 2030 (three months prior to the maturity of the notes), at a discount rate of Treasury rate plus 25 basis points; and on or after March 15, 2030 (three months prior to the maturity date of the notes), 100% of the principal amount plus accrued and unpaid interest to but excluding the redemption date

CUSIP / ISIN:	845011 AC9 / US845011AC92

Minimum Denomination:	$2,000, and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	KeyBanc Capital Markets Inc. MUFG Securities Americas Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Blaylock Van, LLC Penserra Securities LLC Samuel A. Ramirez & Co., Inc.

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An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

It is expected that delivery of the Notes will occur on or about June 4, 2020 which will be the third business day following the initial date of trading of the Notes (such settlement cycle being referred to as (“T+3”)). Under applicable rules and regulations, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the date hereof should consult their own advisor.

The issuer has filed a registration statement on December 13, 2017 (including a prospectus dated December 13, 2017) and a preliminary prospectus supplement, dated June 1, 2020 (the “Preliminary Prospectus Supplement”), with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. These documents are publicly available by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling KeyBanc Capital Markets Inc. toll free at 1-866-227-6479, MUFG Securities Americas Inc. toll free at 1-877-649-6848, TD Securities (USA) LLC toll free at 1-855-495-9846 or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.

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